Direct Line: (212) 859-8272 Fax: (212) 859-4000 stuart.gelfond@friedfrank.com

October 9, 2014

VIA EDGAR AND COURIER

Susan Block

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navios Maritime Midstream Partners LP
Amendment No. 1 to
Draft Registration Statement on Form F-1
Submitted September 22, 2014
CIK No. 0001617049

Dear Ms. Block:

This letter sets forth the response of Navios Maritime Midstream Partners LP (the “Partnership”) to the comment letter, dated October 6, 2014, of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 1 to the draft Registration Statement on Form F-1 of the Partnership confidentially submitted to the Staff on September 22, 2014 (“Confidential Amendment No. 1”). This letter is being filed today with the Partnership’s Registration Statement on Form F-1 (the “Registration Statement”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of the Registration Statement marked to show changes from Confidential Amendment No. 1.

Summary, page 1

Noncompetition, page 9

1.	We note your responses to our prior comments 7 and 26 and reissue. Please revise to briefly discuss any noncompetition provisions contained in the omnibus agreement which could restrict the company’s growth and diversification. In this regard, we note that the current disclosure is focused on Navios Maritime Acquisition, Navios Maritime Holdings and Navios Maritime Partners and restrictions applicable to such companies.

Securities and Exchange Commission

October 9, 2014

Response:

The Partnership has revised the disclosure on page 9 of the Registration Statement in response to the Staff’s comment.

Risk Factors, page 20

We are focused on employing vessels on long-term charters of at least five years, page 21

2.	We note your response to our prior comment 8 and reissue in part. In your response, we note your statement that “[i]n the Partnership’s experience, charters are generally entered into for time periods of less than five years.” Please revise this risk factor to disclose this observation. We will not object to you qualifying such observation as contained in your response.

Response:

The Partnership has revised the disclosure on page 21 of the Registration Statement in response to the Staff’s comment.

Navios Maritime Midstream Partners LP’s Fleet, page 104

3.	We note your response and revision in response to our prior comment 22. We further note a slight variation in the footnote disclosure accompanying the profit share column in different places in the document. Here it is described as a profit split between the owners and the charters, but at page 2, 3, 145 and 146, it is described as the charterer will receive the amount of profit disclosed. Please revise for consistency or advise.

Response:

The Partnership has revised the disclosure on pages 2-4, 74, 104, 145 and 146 of the Registration Statement in response to the Staff’s comment.

Signatures, page II-3

4.	We note your response to our prior comment 28 and reissue in part. Please revise the second half of your signature page to annotate that the registration statement will be signed by your controller or principal accounting officer. To the extent the listed signatories are also signing in the aforementioned capacity, please revise to clarify. Refer to the Instructions for Signatures on Form F-1.

Securities and Exchange Commission

October 9, 2014

Response:

The signature page of the Registration Statement has been revised to clarify that Efstratios Desypris has signed the Registration Statement as principal accounting officer of the Partnership.

If you have any questions, please feel free to contact the undersigned at 212.859.8272. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Stuart H. Gelfond

Stuart H. Gelfond

cc:	Donald E. Field (Securities and Exchange Commission)

Amy Geddes (Securities and Exchange Commission)

Lyn Shenk (Securities and Exchange Commission)

Joshua Wechsler (Fried, Frank, Harris, Shriver & Jacobson LLP)

Vasiliki Papaefthymiou (Navios Maritime Midstream LP)